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NR12-24	August 21, 2012

International Tower Hill Reports New High-Grade Gold Intercepts Surrounding
Main Deposit at Livengood Gold Project, Alaska

Vancouver, B.C. – International Tower Hill Mines Ltd. (TSX: ITH, NYSE-MKT: THM, Frankfurt: IW9) (“ITH” or the “Company”) announces drill results for 45 geotechnical and condemnation drill holes in the Livengood project area (Figure 1). Assay results from four of these drill holes returned multi-gram gold intersections well outboard of the main deposit, indicating the Livengood district scale gold system has significant exploration potential (Table 1). The locations of these new gold intercepts do not impact the current conceptual plan for the locations of mining-related infrastructure contemplated in the ongoing feasibility work but they do highlight the potential for new discoveries on the Company’s large 170 km2 land package.

Jeff Pontius, ITH Interim CEO, stated “These most recent drill results from a non-exploration directed drill program continue to show the robust nature of the Livengood gold system and potential for both new bulk tonnage and high-grade discoveries. It is clear that the Livengood gold system is a District scale gold discovery with significant future potential.”

Figure 1: Map of the Livengood Project area showing the locations of all drill holes.
The Money Knob gold deposit is outlined in red.

International Tower Hill Mines Ltd.	- 2 -	August 21, 2012
NR12-24 Continued

Table 1: New Selected Drill Intercepts*
*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste.

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)
MK-12-281	51.66	54.42	2.76	2.75
includes	51.66	53.19	1.53	4.09

MK-12-285	36.70	38.71	2.01	3.47
	47.85	54.46	6.61	0.64

MK-12-288	81.38	84.43	3.05	2.48

MK-12-290	124.82	128.63	3.81	6.91

Qualified Person

Chris Puchner (CPG 07048), a Qualified Person as defined by National Instrument 43-101, has supervised the preparation of the technical information that forms the basis for this news release and has approved the disclosure herein. Mr. Puchner is not independent of ITH, as he is the Chief Geologist of the Company.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2012, ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario.

On behalf of
International Tower Hill Mines Ltd.

Jeffrey A. Pontius
Interim Chief Executive Officer

Contact Information:	Michelle Stachnik, Manager Investor Relations
E-mail: mstachnik@ithmines.com
Direct line: 303-881-7646 Ext. 203
Toll-Free: 1-855-208-4642 Ext. 203

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the size and characteristics of, or the discovery and delineation of, mineral deposits, resources or reserves, the potential for the expansion of the estimated resources at the Livengood property, the identification of additional deposits on the Company’s Livengood property, the preparation or completion of a feasibility study, the optimization of mine or gold recovery plans, the permitting of a mine at the Livengood project, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, the company’s business strategy and the potential for a joint venture in respect of the Livengood project, and the Company’s other business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results

International Tower Hill Mines Ltd.	- 3 -	August 21, 2012
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may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located at the Livengood property, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.